

November 4, 2014

Via E-mail
Mr. Michael J. Alber
Chief Financial Officer
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, VA 20151

> **Re:** **Engility Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
> **Filed October 28, 2014**
> **Form 8-K**
> **Filed October 28, 2014**
> **File No. 1-35487**

Dear Mr. Alber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 31

1.   We note declines in revenue during the periods presented and continued declines in legacy revenue during the interim periods, including reduced demand for services supporting military efforts in Afghanistan and Iraq. In order for investors to better assess the potential continuing impact of this trend, please revise future annual and quarterly filing to quantify the amount of revenue you recognized during each period presented

related to such military efforts. Please also revise future annual and quarterly filing to more fully address your expectations regarding the continuation of the negative revenue trend and your plans to reverse it.

Liquidity and Capital Resources, page 35
Contractual Obligations, page 38

2. Please revise the table of contractual obligations in future filings to include estimated interest payments or to provide a footnote to the table that discloses such information, including the significant assumptions used to calculate such amounts.

Critical Accounting Policies, page 39
Goodwill, page 40

3. We note your disclosures related to goodwill impairment charges you recorded during the periods presented as well as the goodwill impairment analysis you performed during the most recent fiscal year. We note your current disclosures do not quantify any significant assumptions underlying your analyses. In order for investors to more fully assess the reasonableness of your fair value estimates, please revise future filings to provide the following additional disclosures:

- Disclose the relative weight you gave to each method you use to determine fair value, including how they were determined and, if applicable, the rationale for any changes during the periods presented;
- Quantify the most significant assumptions you used in your recent impairment analysis, including the long-term growth rate and WACC and address how you determined the long-term growth rate is reasonable in light of the historic declines in revenue;
- Provide a sensitivity analysis disclosing the impact of changes in significant assumptions on your fair value estimates;
- Disclose the percentage by which your most recent estimate of the fair value of your reporting unit exceeds its carrying value; and
- Quantify the changes in the most significant assumptions that resulted in the goodwill impairments you recorded.

Please provide your proposed disclosures in your response letter.

Item 8. Financial Statements and Supplementary Data, page 45

General

4. Please revise future filings to disclose revenue by service line as required by ASC 280-10-50-40 and provide the other entity-wide disclosures required by ASC 280-10-50-41 and 42.

3. Goodwill and Identifiable Intangible Assets, page 57

5.   We note that prior to January 1, 2013 you had five reporting units and two reportable segments. Please fully explain to us the specific facts and circumstances regarding your strategic realignment, including if and how your management structure and internal reporting changed due to the realignment, as well as the resulting impact on your previous reporting units, operating segments and reportable segments. Also, if applicable, please explain to us how your aggregation of operating segments into a single reportable segment after the realignment complies with ASC 280-10-50.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 1. Financial Statements

3. Business Acquisition, page 5

6.   Please revise future filings to disclose earnings attributable to acquirees after the acquisition date as required by ASC 805-10-50-2(h)(1).

        Please revise future filings to disclose the amount and location of acquisition costs as required by ASC 805-10-50-2(f).

13. Subsequent Event, page 14

7.   Please tell us, and revise future filings to disclose, how you intend to account for the acquisition of TASC, including the determination of the accounting acquirer.

Form 8-K filed October 28, 2014

8.   We note you present several non-GAAP measures in earnings releases, including adjusted net income and adjusted diluted earnings per share. In future filings, please revise your reconciliations of adjusted net income and adjusted diluted earnings per share to reconcile each measure to the most directly comparable GAAP measure, which we believe are net income and earnings per share, as required by Item 10(e)(i)(B) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief